February 4, 2020

Brad J. Powers, Esq.
General Counsel
NewLink Genetics Corporation
2503 South Loop Drive
Ames, IA 50010

       Re: NewLink Genetics Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed November 20, 2019
           File No. 001-35342

Dear Mr. Powers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    James C.T. Linfield, Esq.